12010620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 08 2012

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury, Piret, Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Totten Pond Road, 1st Floor
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGUERITE PIRET (617) 367-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300	WALTHAM	MA	02453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na. 2/17

na 2/21

OATH OR AFFIRMATION

I, MARGUERITE PIRET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWBURY, PIRET, SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Ruse 171-5

Kahn, Litwin, Renza & Co., Ltd.
Certified Public Accountants and Business Consultants

KLR

NEWBURY PIRET SECURITIES, INC. (A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)

Financial Statements
and Supplementary Information

Year Ended December 31, 2011

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Newbury Piret Securities, Inc.

We have audited the accompanying statement of financial condition of Newbury Piret Securities, Inc. (a wholly-owned subsidiary of Newbury, Piret & Company, Inc.) (the Company) as of December 31, 2011, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Piret Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza & Co., Ltd.

January 27, 2012

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Assets		
Cash	$	2,211
Marketable securities		11,423
Interest receivable		40
Prepaid expenses		586
Note receivable from parent company		9,439
Due from parent company		10,500
Total Assets	**$**	**34,199**
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	865
Accrued expenses		5,706
Total liabilities		**6,571**
Stockholder's Equity:		
Common stock		2,723
Additional paid-in capital		20,637
Retained earnings		4,268
Total stockholder's equity		**27,628**
Total Liabilities and Stockholder's Equity	**$**	**34,199**

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF LOSS
Year Ended December 31, 2011

Revenue:		
Fee income	$	21,160
Investment income		806
		21,966
Operating expenses		22,464
Net loss	**$**	**(498)**

See accompanying notes to financial statements and independent auditors' report

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2010	$ 2,723	$ 20,637	$ 4,766	$ 28,126
Net loss	-	-	(498)	(498)
Balance at December 31, 2011	$ 2,723	$ 20,637	$ 4,268	$ 27,628

See accompanying notes to financial statements and independent auditors' report

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash Flows from Operating Activities:		
Net loss	$	(498)
Changes in operating assets and liabilities:		
Interest receivable		(40)
Prepaid expenses		(217)
Accounts payable		302
Accrued expenses		422
Net cash used by operating activities		**(31)**
Cash Flows from Investing Activities:		
Purchase of marketable securities		(1)
Collections on note receivable from parent company		581
Net cash provided by investing activities		**580**
Net increase in cash		**549**
Cash, beginning of year		**1,662**
Cash, end of year	**$**	**2,211**

See accompanying notes to financial statements and independent auditors' report

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2011

1. Nature of Operations

Newbury Piret Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. It provides financial advisory services and does not hold funds or securities for the accounts of its customers.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Fee Income
The Company enters into contracts with customers calling for fees to be paid during the term of the arrangement. Accordingly, management recognizes fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Securities Owned
Marketable securities represent readily marketable shares of a mutual fund invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2011

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

Marketable securities	Level 1

Income Taxes
The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S Corporation for both federal and state income tax purposes, whereby the stockholder's reports all income and losses on their individual tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2008, 2009 and 2010 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through January 27, 2012, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2011, there were 80,000 shares of common stock, $1 par value, authorized of which 2,723 were issued and outstanding.

5. Net Capital Requirement

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1 was $6,835 at December 31, 2011, which exceeded required net capital of $5,000 by $1,835 and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filing. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

6. Related Party Transactions

The Company is co-located with its parent. During 2011, the Company charged its parent $21,160 for serving as the Company through which activities associated with Broker-Dealer license are performed. This amount was determined in the months of January through April 2011 by an agreement dated October 1, 2010, and in the months of May through December 2011 by an agreement dated May 1, 2011. Similarly, under the same two agreements, the Company paid $9,248 to its parent for its share of allocated indirect overhead costs and certain direct costs. Such charges and costs are recorded and paid throughout the year and are subject to periodic review.

Note receivable from parent company consists of a $10,020 unsecured promissory note dated May 13, 2010. The note is payable on demand and accrues interest at 5% annually. The outstanding balance on the note as of December 31, 2011 was $9,439.

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2011

Aggregate indebtedness:		
Accounts payable	$	865
Accrued expenses		5,706
Aggregate indebtedness	**$**	**6,571**
Net capital:		
Common stock	$	2,723
Additional paid-in capital		20,637
Retained earnings		4,268
		27,628
Adjustments to net capital:		
Prepaid expenses		(586)
Note receivable from parent company		(9,439)
Due from parent company		(10,540)
Haircuts:		
Marketable securities		(228)
Net capital, as defined	**$**	**6,835**
Net capital requirement	**$**	**5,000**
Net capital in excess of requirement	**$**	**1,835**
Ratio of aggregate indebtedness to net capital		**0.96 to 1**

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2011 unaudited Form X-17A-5 Part II filings.

NEWBURY PIRET SECURTIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2011

Newbury Piret Securities, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Newbury Piret Securities, Inc.

In planning and performing our audit of the financial statements of Newbury Piret Securities, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

January 27, 2012

Newbury Piret & Co.
INVESTMENT BANKING

400 TOTTEN POND ROAD, WALTHAM, MA 02451
TEL: 617-367-7300 FAX: 781-268-5081
www.newburypiret.com

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

February 6, 2012

To whom it may concern:

Enclosed please find the audit report for Newbury, Piret Securities, Inc., a registered broker-dealer, for the year ended December 31, 2011.

Sincerely,

Katherine Soto
Chief Compliance Officer
(617) 367-7300